Exhibit 99.1

From:	Justin King
Sent:	Friday, April 10, 2015 6:59 AM
To:	Bob Sulentic
Cc:	Sargent, Ron; Williams, Michael (GC) (Legal)
Subject:	My position on the board of Staples

Dear Bob and Ron,

It is with great regret that I wish to inform you that I do not wish to stand for re-election to the board of Staples at this year’s AGM.

As you know I have significant reservations about the agreement Staples have reached with Starboard and voted against both the agreement and the appointment of their nominee Director at our recent board meeting. I want to lay out briefly my reasons.

Starboard’s acquisition of Staples stock is recent and opportunistic. They communicated their position in our stock after both our board decision to pursue the acquisition of Office Depot and our initial approach to Office Depot. Starboard have subsequently reduced their holding in Staples at or around the date the transaction was formally announced. They have no significant quarrel with the strategy of the board and indeed have been publicly supportive. Their decision to seek to nominate Directors was communicated at the last possible moment. Their shareholding in Office Depot means that their interests are clearly not aligned with those of the vast majority of our other shareholders.

The nominee of Starboard that we have agreed to include in our proxy cannot in my view be considered suitably qualified nor independent. The 4 candidates they presented had not been through anything that could be described as a robust independent recruitment process and this is reflected in the last minute nature of the Starboard proposal. Kunal Kamlani does not bring skills that we have previously identified as lacking on the board and I do not believe we would have appointed him subject to our normal process. Given the circumstances I think it also entirely reasonably to question whether he can be viewed as truly independent.

I know that the board has been very focussed, in reaching this decision, on the potential damage and disruption a proxy fight might cause. We are in the middle of a proposed transformational transaction and any distraction is clearly unhelpful. However for the reasons I have outlined above I believe the right decision in the interests of all shareholders would have been to contest the Starboard nominations allowing a full exploration of all the arguments, both for and against, by all of our shareholders. The AGM is only 8 weeks away so this would have been a relatively short process. The proposed transaction and it’s examination by the FTC will take several months longer. Because of the particular approach of Starboard we have not been able to explore with our shareholders their views.

We are a strong and effective board and I have hugely enjoyed serving on it and playing my part in helping guide the company through the most challenging of times. I believe the company is fortunate to have such strength on its board and this is a result of a thorough approach to appointment and board composition over many years. We are able to disagree and challenge each other and frequently do. So why should this particular issue cause me to decide to not seek re election?

I believe firmly in collective responsibility. Board members have both the right and responsibility to express an open and honest view round the boardroom table in the pursuit of what is right for shareholders. But once decisions are taken board members must fully, and publicly if necessary, support every decision. I’m afraid that in these circumstances I cannot do that. Further I believe that trust in the independence of your fellow Directors is integral to this process. For the reasons outlined above I could not serve with a fellow Director appointed in the particular circumstances in this case. I believe therefore that it is in the interests of all shareholders for me to step down at this time and not seek re election at the AGM.

I have reached this decision after much careful thought. I respect that the board has engaged in this debate openly, honestly and with the interests of shareholders front of mind. As we always do. I wish you, the board and the company all the best in the coming months and years and will of course be watching your progress with much interest.

Kind regards,

Justin King

Sent from my iPad